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                                                                     EXHIBIT 5.1



May 8, 1998



Dear Limited Partner:

        Enstar Income Program IV-2, Ltd. (the "Partnership") has become aware that an unsolicited offer for up to 4.9% of the outstanding Units in the Partnership, at a price of $141 per Unit, was commenced by Madison Partnership Liquidity Investors 52, LLC ("Madison"), in a letter dated April 27, 1998. THIS OFFER WAS MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE CORPORATE GENERAL PARTNER.

        One of the obligations of the Corporate General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded in an established securities market. As it believes is customary, the Partnership complies with this requirement by adhering to a safe harbor provision contained in the Federal income tax regulations which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. AFTER FIVE PERCENT OF THE OUTSTANDING UNITS HAVE BEEN TRANSFERRED IN 1998, NO FURTHER RESALES OF UNITS, INCLUDING ANY ATTEMPTED SALES RELATED TO THE MADISON OFFER, WILL BE RECOGNIZED BY THE PARTNERSHIP FOR THE BALANCE OF 1998.

        Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Madison offer. We have considered this offer and, based on the very limited information made available by Madison, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the offer. We urge you not to sign the Agreement of Assignment and Transfer that Madison sent to you and not to tender your Units to Madison. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:

o As discussed above, after five percent of the units have been transferred in 1998, the Partnership will inform its Transfer Agent that, in order to protect its tax status as a partnership for Federal income tax purposes, it will not recognize any additional resales of limited partnership assignee units, including any attempted resales related to the Madison offer, for the remainder of 1998 in order to remain in compliance with applicable Federal income tax regulations. Transfers to which the above trading limit DOES NOT apply include (i) carryover basis transactions, (ii) transfers at death, (iii) transfers between siblings, spouses, ancestors or lineal descendants and (iv) distributions from a qualified retirement plan.

o The offering price for each limited partnership Unit during the offering period was $250 per Unit. Cash distributions of approximately $122.22 per Unit were paid from formation through December 31, 1997. The Partnership expects to continue to pay quarterly distributions to

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        Unitholders during 1998 at the annualized rate of five percent.
        Madison's offer is only $141 per Unit. If Madison is successful in buying Units at the price in its offer, it will own Units, in our view, for much less than they are worth. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1997 was approximately $35.76 per Unit. The Madison offer represents a valuation of only approximately 3.21 times said cash flow (after adjustment for the excess of current assets over total liabilities as of December 31,
        1997).

o As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership Unit is between $225 and $260 based on the factors noted below. The Corporate General Partner believes that the Madison offer is inadequate because it does not even approach the $225 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per Unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1997, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

o Furthermore, you should also be aware that there is a limited secondary market for sales of partnership units. Partnership Spectrum, an independent industry publication, has reported that between December 1, 1997 and January 31, 1998, 40 units were sold on the secondary market at $149 per unit. The Corporate General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers.

        For the reasons discussed above, the Corporate General Partner believes that the Madison offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any Units in response to the Madison offer.

        If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program IV-2, Ltd.
A Georgia Limited Partnership


cc:     Account Representative